U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-30430

(Check One):
[X] Form 10-K and Form 10-KSB    [  ] Form 11-K
[  ] Form 20-F   [   ] Form 10-Q and Form 10-QSB   [  ] Form N-SAR

         For Period Ended:          June 30, 2000
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[ ]  Transition Report on Form 10-K and Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q and Form 10-QSB
[ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION
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Full Name of Registrant        Intermost Corporation
                              --------------------------------------------------
Former Name if Applicable
                              --------------------------------------------------

Address of Principal Executive 43rd Floor
 Offices (Street and Number)   3005 Renmin Road (South), Shenfang Plaza
                              --------------------------------------------------
City, State and Zip Code       Shenzhen, China 518005
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                                     PART II
                             RULE 12b-25(b) AND (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/  (a)  The  reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense; /X/ (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/X/  (c)  The  accountant's  statement or other  exhibit  required by Rule
          12b-25(c)  has been attached if applicable.

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                                    PART III
                                    NARRATIVE
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     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's auditors have not completed the audit of the June 30, 2000 financial statements. As a result, the registrant is unable to file its Form 10-KSB for the year ended June 30, 2000 by the prescribed due date.

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                                     PART IV
                                OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

        Michael Sanders                   713                547-8900
       -----------------              -----------        ------------------
            (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [  ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [   ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              INTERMOST CORPORATION
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 28, 2000                 By  /s/ Jun Liang
                                            -----------------------------
                                                 Jun Liang, President
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                                      ARTHUR ANDERSEN & CO.
                                                      21st Floor Edinburgh Tower
                                                      The Landmark
                                                      15 Queen's Road Central
                                                      Hong Kong

                                                      Phone 852-2852-0222
                                                      Fax 852-2815-0548


September 29, 2000

Confidential
------------

The Directors
Intermost Corporation
43/F, Shenfang Building
3005 Renmin Road South
Shenzhen 518005
The People's Republic of China

For the attention of Mr. Jun Liang
----------------------------------

Dear Sirs,

We refer to the arrangement for us to audit the consolidated financial statements of Intermost Corporation ("the Company") and Subsidiaries ("the Group") as of and for the year ended June 30, 2000, with the detailed terms of arrangement set out in our arrangement letter dated September 6, 2000. We are awaiting certain information from the Group before we could finalize our audit of the financial statements of the Group as of and for the year ended June 30, 2000 and issue our auditors' report thereon. With the Group's full cooperation in providing the outstanding information, we anticipate we can complete our audit and issue our auditor's report on the consolidated financial statements within October 2000.

If you have any questions, please contact our Kennedy Liu at 852-2852-0270 (direct dial) or Albert K. Lee at 852-2853-9127 (direct dial).


Very truly yours,

/s/ Arthur Andersen & Co.